EXHIBIT 99.1

Almaden Discovers Veins Cropping Out In the Southeast Alteration Zone of Ixtaca Property

VANCOUVER, British Columbia, Nov. 18, 2020 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to announce that several areas of possible high-level epithermal veining have been identified cropping out within the Southeast (“SE”) Alteration Zone of the Ixtaca Project.

This area is a focus of the Company’s current exploration program as discussed in the Company’s news release of October 27th, 2020. The discovery of veining within several outcrops within the SE Alteration Zone is further evidence of the areas’ potential for hosting additional zones of epithermal mineralization. The newly identified zones of veining may represent higher levels of a potential underlying epithermal system. These new veins have been sampled by an independent qualified person, as defined by NI 43-101, whose samples have been submitted for analysis at ALS Global in Zacatecas, Mexico (a fully accredited and independent laboratory).

The Company is currently planning additional prospecting and mapping in this area. A map showing the location of the samples recently collected within the SE Alteration Zone is included below.

About the SE Alteration Zone

The Ixtaca deposit occurs in both the overlying volcanic rocks and the older underlying carbonate sedimentary rocks. The bulk of the gold and silver bearing epithermal veins comprising the Ixtaca deposit are hosted by the underlying sedimentary rocks, while the overlying volcanic unit is typically mineralized at its base and clay altered above. This alteration appears to extend to the southeast of the Ixtaca deposit area where a topographic high exposes a section of the overlying volcanic rocks with significant clay alteration in an area measuring about 1.5 kilometre (km) east-west by 1 km north-south, which is referred to as the SE Alteration Zone, which is centred approximately 1km south east of the Ixtaca deposit.

The SE Alteration Zone comprises white argillic (clay-altered) volcanics and, most interestingly, clusters of anomalies identified from a hyperspectral survey that include the spectral signatures of important epithermal alteration minerals such as kaolinite, alunite and buddingtonite. The Company believes that there is significant potential for the discovery of a new zone of epithermal mineralization in the sedimentary rocks beneath the SE Alteration Zone and possibly at other similar anomalies in the area.

Any mineralization found within the SE Alteration Zone would represent a new discovery as this area lies well outside of the current Ixtaca deposit resource area, which was the focus of a Feasibility Study (results of which were announced by the Company in December, 2018), and 2019 environmental permit application. A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website.

Exploration Opportunities

The Ixtaca deposit is one of several exploration targets on the Company’s mineral claims, which cover an area of high-level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project.

Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone. The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in this Study.

Andrew J. Turner, B.Sc., P.Geol. of APEX Geoscience Ltd., and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed and approved the scientific and technical contents of this news release which relate to the outcropping veins in the SE Alteration Zone. Morgan J. Poliquin, Ph.D., P. Eng., President and CEO of Almaden, and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed and approved all other scientific and technical contents of this news release.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin, P. Eng
Chairman
Almaden Minerals Ltd.

Forward Looking Statements

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the outcome or nature of any exploration programs at Ixtaca, and the ability of the Company to comply with COVID-19 related health protocols.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions, including assumptions in respect of both Almaden’s and the applicable Mexican Authorities’ legal positions, that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for exploration and operations; community support in the Ixtaca Project, and the ability of the Company to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/

616,000 mE
616,500 mE
617,000 mE
617,500 mE
618,000 mE
618,500 mE
619,000 mE
619,500 mE
620,000 mE
620,500 mE
621,000 mE
2,178,000 mN
2,177,500 mN
2,177,000 mN
2,176,500 mN
2,176,000 mN
2,175,500 mN
2,175,000 mN
2,174,500 mN
TULIGTIC PROPERTY
Exploration Targets
Map Area
0
5 km
N
Structural Trend
CALEVA ZONE
IXTACA EAST ZONE
IXTACA DEPOSIT
SE CLAY ALTERATION ZONE
FS Pit Outline
TANO ZONE
224809
224810
224806
224807
224808
224811
224812-224816
224817
224801
224802
224805
224803
224804
?
LEGEND
Alunite
Kaolinite
Buddingtonite
Sericite
224 Vein Sample
Area of strong spectral match with buddingtonite
Almaden Minerals Ltd.
Tuligtic Project
Satellite Based Alteration
Puebla State, Mexico
0m
750m
UTM NAD83z14
12 November 2020